

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

Via E-mail
Michael S. Wasik
Chief Executive Officer
Roomlinx, Inc.
2150 W. 6th Ave., Unit H
Broomfield, CO 80020

> **Re: Roomlinx, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-182201**
> **Filed June 18, 2012**

Dear Mr. Wasik:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cautionary Statement Note Regarding Forward-Looking Statements, page 12

1. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.

Selling Stockholders, page 43

2. Please revise your registration statement to comply with Item 507 of Regulation S-K. For example, your revised disclosure should state the amount and percentage of the class

of shares to be owned by each selling shareholder after completion of the offering. Please disclose any material relationships the selling security holders have had with the registrant or any of its affiliates in the last three years.

3. Please disclose the person or persons having voting and/or dispositive power over the shares held by each of the entities who are selling shareholders. Refer to Interpretation 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Signatures, page 64

4. Please note that your registration statement must be signed by your controller or principal accounting officer. See instruction 1 to "Signatures" of Form S-1. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Michael S. Wasik
Roomlinx, Inc.
June 27, 2012
Page 3

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Jessica Plowgian, Staff Attorney, at 202-551-3367, or me, at 202-551-3810 with any questions.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ Celeste M. Murphy for

　　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　　Assistant Director

cc:　　Via E-mail to
　　　　Alan Ederer, Esq.
　　　　Westerman Ball Ederer Miller & Sharfstein, LLP